UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM T-1

STATEMENT OF ELIGIBILITY UNDER THE TRUST INDENTURE ACT OF 1939 OF A

CORPORATION DESIGNATED TO ACT AS TRUSTEE

Check if an application to determine eligibility of a Trustee pursuant to Section 305 (b)(2)  X

CITIBANK, N.A.

(exact name of trustee as specified in its charter)

A National Banking Association	13-5266470
(Jurisdiction of Incorporation or organization if not a U.S. national bank)	(I.R.S. Employer Indentifiction No.)

399 Park Ave., New York, NY	10043
(Address of principal executive office)	(Zip Code)

GM Financial Consumer Automobile Receivables Trust 2026-1

(Exact name of obligor as specified in its charter)

Delaware	41-6667456
(Jurisdiction of Incorporation or organization if not a U.S. national bank)	(I.R.S. Employer Indentifiction No.)

c/o Wilmington Trust Company, as Owner Trustee 1100 North Market Street, Wilmington, Delaware Or such other address specified in the applicable Prospectus Supplement
(Address of principal executive office)	19890 (Zip Code)

Asset Backed Securities

(Title of the Indenture Securities)

Item 1. General Information.

Furnish the following information as to the trustee:

(a)	Name and address of each examining or supervising authority to which it is subject.

Name	Address
Comptroller of the Currency Federal Reserve Bank of New York 33 Liberty Street New York, NY Federal Deposit Insurance Corporation	Washington, D.C. New York, NY Washington, D.C.

(b)	Whether it is authorized to exercise corporate trust powers. Yes.

Item 2. Affiliations with Obligor.

If the obligor is an affiliate of the trustee, describe each such affiliation.

None.

Items 3. -15. Not Applicable

Item 16. List of Exhibits.

List below all exhibits filed as a part of this Statement of Eligibility.

Exhibits identified in parentheses below, on file with the Commission, are incorporated herein by reference as exhibits hereto.

Exhibit 1 - Copy of Articles of Association of the Trustee, as now in effect (Exhibit 1 to T-1 to Registration Statement No. 2-79983).

Exhibit 2 - Copy of certificate of authority of the Trustee to commence business (Exhibit 2 to T-1 to Registration Statement No. 2-29577).

Exhibit 3 - Copy of authorization of the Trustee to exercise corporate trust powers (Exhibit 3 to T-1 to Registration Statement No. 2-55519).

Exhibit 4 - Copy of existing By-Laws of the Trustee (Exhibit 4 to T-1 to Registration Statement No. 33-34988).

Exhibit 5 - Not applicable.

Exhibit 6 - The consent of the Trustee required by Section 321(b) of the Trust Indenture Act of 1939 (Exhibit 6 to T-1 to Registration Statement No. 33-19227).

Exhibit 7 - Copy of the latest Report of Condition of Citibank, N.A (as of December 31, 2024 – Attached)

Exhibit 8 - Not applicable.

Exhibit 9 - Not applicable.

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, the Trustee, Citibank, N.A., a national banking association organized and existing under the laws of the United States of America, has duly caused this statement of eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in The City of New York and State of New York, on the 31st day of December 2025.

CITIBANK, N.A.

By	/s/Kristen Driscoll
Kristen Driscoll
Senior Trust Officer